SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number      000-28562

NOTIFICATION OF LATE FILING

(Check One):

☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:     December 30, 2005

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:________________________________________

          Read Instruction Sheet before preparing Form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:     Verilink Corporation

Former Name if Applicable: ______________________________________________________________________________

Address of Principal Executive Office (Street and Number):     11551 East Arapahoe Road, Suite 150

City, State and Zip Code:     Centennial, CO 80112

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

          State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, 10-D N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

          On February 9, 2006, the registrant filed a Form 8-K reporting a consolidation plan in connection with its Newark, California facility.  On February 6, 2006, the registrant reported that it had extended the maturity of $2.88 million of indebtedness that would have otherwise become due and payable.  The registrant has also previously announced that holders of its senior secured notes have exercised their rights to demand special installment payments totaling $2.61 million.  The registrant is in discussions to obtain relief from these special installment payments.  The registrant could not file its Form 10-Q by the prescribed due date because of its need to accurately reflect these recent events and continuing discussions in the notes to the interim financial statements and Management’ Discussion and Analysis of Results of Operations and Financial Condition.

PART IV - OTHER INFORMATION

          (1)          Name and telephone number of person to contact in regard to this notification

C. W. Smith	(256)	327-2204

(Name)	(Area Code)	(Telephone Number)

          (2)          Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes	☐ No

          (3)          Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          See the Registrant’s Current Report on Form 8-K furnished to the Securities and Exchange Commission on January 30, 2006..

Verilink Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2006	By:	/s/ C. W. Smith

C.W. Smith
Vice President and Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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